ADMINISTRATIVE SERVICES AGREEMENT

This Administrative Services Agreement (“Agreement”) is entered into by and between Morgan Stanley Smith Barney LLC (“MSSB”), E*TRADE Securities LLC (“E*TRADE”), Tributary Capital Management, LLC (“Adviser” or “Fund Agent”), a Colorado corporation and investment adviser to the Funds, and Tributary Funds, Inc. (the “Trust”), a Nebraska statutory trust, on behalf of certain open-end mutual funds registered under the Investment Company Act of 1940, as amended, including, but not limited to, the Tributary family of funds (all such companies as may be so registered from time to time during the term of this Agreement, each a “Fund” and collectively the “Funds”). The Funds, the Trust, Fund Agent, and Adviser are each referred to as a “Fund Party” and collectively referred to as the “Fund Parties”. The term “Morgan Stanley” shall refer to MSSB or E*TRADE depending on which entity is providing the services in question.

WHEREAS, Morgan Stanley is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer and has entered into a dealer, participation, distribution or similar agreement with the Funds’ principal distributor;

WHEREAS, Morgan Stanley, for the convenience of its “Clients,” distributes dividends and shareholder information, and performs other services with respect to its Clients’ accounts;

WHEREAS, the parties agree that at Morgan Stanley’s election and with Fund Parties’ consent, Morgan Stanley may: (1) hold Fund “Share” positions of Clients through one or more master or omnibus accounts (“Omnibus Accounts”) on the books and records of Fund Agent registered in the name of Morgan Stanley; or (2) utilize networking on behalf of its Clients pursuant to Matrix Level 3 when exchanging information between itself and Fund Agent or the Funds’ named transfer agent;

WHEREAS, to support any such omnibus arrangement, Morgan Stanley has agreed to provide additional sub-accounting, recordkeeping and other administrative services with respect to such Client positions; and

WHEREAS, the Funds receive a direct benefit from Morgan Stanley performing services that the Fund Parties would otherwise perform with respect to such Client positions.

NOW, THEREFORE, in consideration of the mutual covenants stated below, the parties agree as follows:

1.	Effectiveness. This Agreement shall be effective with respect to MSSB upon the execution of this Agreement, and with respect to E*TRADE when MSSB or E*TRADE begins serving as the clearing broker-dealer for transactions in Shares entered through E*TRADE.

2.	Performance of Services.

A.	Morgan Stanley will perform the services including but not limited to those specified on Schedule A hereto with respect to Morgan Stanley Clients that maintain Shares of the Funds designated by Morgan Stanley as eligible for the services in Omnibus Accounts.

B.	With respect to networked accounts, Morgan Stanley and Fund Agent shall participate in networking in accordance with the terms of the National Securities Clearing Corporation’s (“NSCC”) standard Networking Agreement (“NSCC Agreement”), as supplemented by this Agreement. Morgan Stanley and Fund Agent shall perform each of the duties, functions, procedures and responsibilities assigned to, and customarily performed by, each party in accordance with Matrix Level 3 processing and as otherwise established by the NSCC from time to time.

C.	Fund Agent hereby appoints Morgan Stanley as agent for the limited purpose of receiving orders, including but not limited to purchases, sale, exchange and redemption orders from Clients.

3.	Fees.

A.	In consideration of the services provided hereunder, Adviser shall pay, or cause the Funds to pay, to Morgan Stanley the fees specified in Schedule B hereto (“Fees”).

B.	Adviser understands, acknowledges and agrees that the Fees paid under this Agreement compensate Morgan Stanley for the provision of services hereunder, and are not intended to compensate, cover, or apply to any distribution activities undertaken by Morgan Stanley and/or any Fund Party.

C.	Adviser understands, acknowledges and agrees that the Fee is separate from, and in addition to fees agreed to by the parties or an affiliate of a Fund Party, under separate agreements.

D.	The parties agree that (i) E*TRADE may allocate all or a portion of the compensation payable to E*TRADE under the Agreement(s) to MSSB, and (ii) MSSB may allocate all or a portion of the compensation payable to MSSB under the Agreement(s) to E*TRADE.

E.	Adviser’s obligation to make payments to Morgan Stanley under this Section and Schedule B shall survive the termination of this Agreement, and shall continue so long as Morgan Stanley provides the services.

4.	Record Retention and Access. Upon a reasonable request of a Fund Party, Morgan Stanley shall provide copies of its records relating to Client transactions in Shares of the Funds, to enable the Fund Party or its representatives to: (i) comply with any request of a government body or self-regulatory organization; (ii) verify compliance by Morgan Stanley with the terms of this Agreement; (iii) make required regulatory reports; or (iv) perform required Fund or shareholder supervision.

5.	Audit Reports. Upon reasonable request from a party to this Agreement Morgan Stanley shall provide an annual Financial Intermediary Controls and Compliance Assessment (“FICCA”) report regarding internal controls prepared by an independent auditor.

6.	Fund Party Cooperation. Fund Agent will provide or cause to be provided to Morgan Stanley, in a form reasonably requested by Morgan Stanley: (i) up-to-date Fund profiles for each Fund and Share class held by Clients, for purposes of enabling Morgan Stanley to set system parameters in accordance with the requirements of the Fund prospectus; (ii) daily share price information for each such Share class; (iii) daily Omnibus Account balances and reconciliation data; (iv) dividend information; (v) information regarding the Funds to be included in annual shareholder tax statements; and (vi) such other information and cooperation from the Fund Parties as Morgan Stanley may reasonably request in order to provide the services. The Fund Parties shall timely review (or cause to be timely reviewed) reports provided to them by Morgan Stanley in connection with the services, and shall promptly notify (or cause to be notified) Morgan Stanley if they become aware of any errors or discrepancies therein.

7.	Non Solicitation.

A.	Each Fund Party warrants that neither it nor any of its affiliates or representatives having access to such records or information shall use such records or information: (i) to solicit, directly or indirectly, any Client of Morgan Stanley for purchase of products or services; or (ii) for any other purpose not expressly contemplated under this Agreement.

B.	The provisions of this Section shall survive the termination of this Agreement.

8.	Confidentiality.

A.	Each Fund Party agrees for itself and any of its affiliates or representatives given access to records and/or facilities of Morgan Stanley, its affiliates or representatives that each of them shall treat as confidential all records and any information obtained through such access, and shall not disclose information contained therein except as required by law. All such records and information maintained by Morgan Stanley and its affiliates in connection with this Agreement, as well as the names, addresses and other identifying information of Morgan Stanley Clients and Morgan Stanley’s sales and support personnel, are the exclusive property of Morgan Stanley and shall remain so notwithstanding any release thereof in connection with the services or this Agreement.

B.	Each party represents and warrants that with respect to Client information in its possession, custody or control, it is in compliance with all applicable privacy laws, rules and regulations, including but not limited to, the Gramm-Leach Bliley Act of 1999 and regulations promulgated thereunder.

C.	The provisions of this Section shall survive the termination of this Agreement.

9.	Liability and Indemnification.

A.	Each Fund Party severally, and Fund Agent and Adviser jointly with respect to each Fund, agrees to be liable for, indemnify and hold harmless Morgan Stanley, Morgan Stanley’s officers, directors and employees from all losses and costs that it may incur (including, without limitation, reasonable attorneys’ fees and expenses) arising from such Fund Party’s material breach of this Agreement or its violation of law, except to the extent such losses are caused by the gross negligence, bad faith or willful misconduct of Morgan Stanley or reckless disregard of obligation or duties of Morgan Stanley under this Agreement.

B.	Morgan Stanley agrees to be liable for, indemnify and hold harmless each Fund Party, and Fund Party’s respective officers directors and employees from all losses that it may incur (including, without limitation, reasonable attorneys’ fees and expenses) arising from Morgan Stanley’s material breach of this Agreement or its violation of law, except to the extent any such losses are caused by the gross negligence, bad faith or willful misconduct of a Fund Party or reckless disregard of obligation or duties of Morgan Stanley under this Agreement.

C.	The provisions of this Section shall survive the termination of this Agreement.

10.	Consequential Damages.

A.	Notwithstanding anything in this Agreement to the contrary, in no event shall a party, its affiliates or any of its or their directors, officers, employees, agents or subcontractors be liable to the other parties, their affiliates or any of their directors, officers, employees, agents or subcontractors in respect of this Agreement or the services under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, exemplary, punitive, special, incidental, indirect or consequential damages, each of which is hereby excluded by agreement of the parties regardless of whether such damages were foreseeable or whether any person or entity has been advised of the possibility of such damages.

B.	The provisions of this Section shall survive the termination of this Agreement.

11.	Encryption Software. Morgan Stanley may provide Fund Parties a copy of certain encryption software to enable the parties to send and receive encrypted electronic files (the “Software”). Each Fund Party agrees that it will install and use the Software only for purposes of electronic file transfers to and from Morgan Stanley’s designated server, only in connection with Morgan Stanley’s provision of the services and only in the United States (as so limited, the “Permitted Uses”). Without limiting the foregoing, each Fund Party acknowledges that export of encryption technology in any form requires compliance with United States export control laws and regulations, and warrants that it will therefore take all necessary precautions to ensure that access to the Software is restricted in compliance with all applicable United States export and technology licensing requirements. Morgan Stanley warrants that it possesses all necessary rights to provide the Software to Fund Parties for the Permitted Uses.

12.	Arbitration.

A.	If a dispute arises between the parties with respect to this Agreement which the parties are unable to resolve themselves, it shall be settled by arbitration in accordance with the then-existing FINRA Code of Arbitration Procedure (“FINRA Code”). The parties agree that, to the extent permitted by the FINRA Code, the arbitrator(s) shall be selected from the securities industry and the arbitration proceedings shall be held in New York City.

B.	The provisions of this Section shall survive the termination of this Agreement.

13.	Governing Law. This Agreement shall be governed by the laws of the State of New York without application of the conflicts of law principles thereof.

14.	Delegation by Morgan Stanley. Morgan Stanley may delegate some or all of its duties under this Agreement to such other parties which in Morgan Stanley’s sole discretion it deems to be competent to assume such duties; provided that Morgan Stanley shall be responsible and liable for the acts and conduct of any such delegate to the same extent as if the acts and conduct had been performed by Morgan Stanley.

15.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

16.	Schedules. All Schedules, as may be added and/or amended from time to time, are incorporated herein by reference and made a part of this Agreement.

17.	Entire Agreement. This Agreement, including any Schedules, constitutes the entire agreement among the parties hereto with respect to the specific matters dealt with herein, and supersedes any previous agreements and documents with respect to such matters.

18.	Amendment. This Agreement may be amended only upon the written agreement of the parties hereto.

19.	Assignment. The Fund Parties may not assign this Agreement without the prior written consent of Morgan Stanley which consent shall not be unreasonably withheld. Morgan Stanley may (1) assign this Agreement to any affiliated entity upon 30 days’ written notice to the Fund Parties and/or (2) remove E*TRADE from this Agreement at MSSB’s sole direction upon 30 days’ written notice to the Fund Parties.

20.	Term and Termination of Agreement. This Agreement shall become effective in accordance with Section 1 and shall continue in effect until terminated as provided herein. This Agreement may be terminated by any party hereto at any time upon at least 30 days’ written notice. In the event of the termination of this Agreement the parties will reasonably cooperate to make alternative arrangements for the servicing and maintenance of the Clients’ Fund shareholdings.

21.	Force Majeure. No party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused by (i) fire, flood, elements of nature or other acts of God; (ii) any outbreak or escalation of hostilities, war, riots or civil disorders in any country, (iii) any act or omission of the other party or any governmental authority; (iv) any labor disputes beyond the reasonable control of such party; or (v) nonperformance by a third party or any similar cause beyond the party’s reasonable control, including without limitation, failures or fluctuations in telecommunications or other equipment. In any such event, the relevant party shall be excused from performance and observance of the obligations so affected (and from any related indemnity obligations under this Agreement) for as long as such circumstances prevail provided each party uses commercially reasonable efforts to recommence performance or observance as soon as practicable.

22.	Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be effected or impaired thereby, and they shall be construed, to the extent practical to give effect the overall intent of this Agreement.

23.	Non-Exclusivity. Each party to this Agreement acknowledges that the other parties hereto may enter into similar agreements with third parties.

24.	Notices. All notices and other communications required hereunder shall be given or made in writing and shall be delivered personally, or sent by express delivery or registered or certified mail, postage prepaid, return receipt requested, along with a copy transmitted by e-mail, to the party or parties to whom they are directed at the following addresses, or at such other addresses as may be designated by notice from such party to all other parties. Any notice, demand or other communication given in a manner prescribed in this Section shall be deemed to have been delivered on receipt.

If to Adviser/Fund Agent:	Tributary Capital Management, LLC 1620 Dodge St. Stop 1089 Omaha, NE 68197 Attention: Legal Department With a copy to:
If to the Trust:	Tributary Funds, Inc. 1620 Dodge St. Stop 1089 Omaha, NE 68197 Attention: Legal Department With a copy to:

If to MSSB:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue

Purchase, NY 10057

Attention: Margaret Flynn-Martin

Managing Director

Relationship Management Group

With a copy to:

rmgcontracts@morganstanley.com

and

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue

Purchase, NY 10057

Attention: Legal Department

If to E*TRADE:	E*TRADE Financial Holdings, LLC 671 N. Glebe Road 12th Floor Arlington, VA 22203 Attention: Brokerage Advisory Legal With a copy to: dealeragreements@etrade.com

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by their duly authorized officer.

MORGAN STANLEY SMITH BARNEY LLC

By:	/s/ Margaret Flynn-Martin

Print Name:	Margaret Flynn-Martin

Title:	Managing Director

Date:	1/24/2022

E*TRADE SECURITIES LLC

By:	/s/ Andrew Cohen

Print Name:	Andrew Cohen

Title:	Executive Director

Date:	1/24/2022

TRIBUTARY CAPITAL MANAGEMENT, LLC		TRIBUTARY FUNDS, INC. (TRUST)

By:	/s/ Brittany Fahrenkrog	By:	/s/ Stephen C. Wade

Print Name:	Brittany Fahrenkrog	Print Name:	Stephen C. Wade

Title:	Director of Sales & Client Service	Title:	President

Date:	January 21, 2022	Date:	1-13-2022

SCHEDULE A
SERVICES

Pursuant to the Agreement by and among the parties hereto, Morgan Stanley shall perform, or direct an affiliate to provide, the following services for Omnibus Accounts:

1.	Aggregate and transmit to the Funds purchase, exchange and redemption orders on behalf of Clients.

2.	Maintain separate records for each Client with respect to each of the Funds held by such Client, which records shall reflect Shares purchased and redeemed, including the date and price and charges assessed for all transactions, and Share balances.

3.	Prepare and transmit to Clients confirmations of all transactions in Fund Shares.*

4.	Prepare and transmit to Clients periodic account statements at least quarterly, and as frequently as required by law, showing the total number of Shares owned as of the statement closing date, purchases and redemptions of Fund Shares during the period covered by the statement and dividends and other distributions paid during the statement period (whether paid in cash or reinvested in Fund Shares).*

5.	Forward or have forwarded to Clients (i) Fund prospectuses, proxy materials, reports and other information supplied by Fund Agent or the Funds and required to be sent to shareholders under the federal securities laws, and (ii) upon request of the Fund Agent, Fund communications deemed by the Fund, through its Board of Directors or similar governing body, to be material to shareholders of the Fund. Fund Agent or the Funds shall be responsible for the costs associated with Morgan Stanley’s forwarding such materials to Clients.*

6.	Withhold and remit taxes on dividends and distributions and, prepare, file or transmit all reports and returns, in each case as required by United States law with respect to each Client account. *

7.	Calculate the correct sales charges (including front-end or CDSC) for each individual shareholder and forward applicable CDSC charges to the Fund Agent

8.	Provide each Fund with information, on a daily basis, regarding Client Share purchases by state or jurisdiction of Client’s address.

9.	Provide to the Funds monthly CDSC reports with respect to any affected class of Fund Shares held by Clients.

10.	Calculate trail commissions and invoice the Adviser on a monthly basis.

11.	Notify Fund Agent via NSCC of the transfer of a Client’s account to another dealer of record.

*	Morgan Stanley may at its option consolidate or utilize “household” mailing and/or electronic communications for this information where permissible under applicable law.

SCHEDULE B
FEES

Fee

Adviser shall pay, or cause the Funds to pay, Morgan Stanley 0.06% on Client Fund assets (including assets invested through the reinvestment of dividends and distributions) held in brokerage and advisory as determined and calculated by Morgan Stanley.

Calculation Methodology

The amount due to Morgan Stanley shall be the product of (i) the asset value of all brokerage and advisory assets in a calendar quarter (using the asset value as of the last business day of each quarter) multiplied by (ii) the number of calendar days during such quarter, multiplied by (iii) the quotient of .0006 divided by 365 or 366 during a leap year.

Exclusions

The following categories of Fund assets will be excluded from the calculation of the Fee:

1.	brokerage and advisory account assets held in money market funds;

2.	brokerage and advisory account assets held through a 529 plan account; and

3.	advisory account assets held through a corporate retirement plan governed by the Employee Retirement Income Security Act of 1974, SEP-IRA or SIMPLE-IRA.

Invoicing & Payment

Morgan Stanley shall prepare and deliver to Adviser a quarterly invoice for the fee payable to Morgan Stanley.

Adviser shall pay Morgan Stanley the fee within 45 business days’ after receiving an invoice from Morgan Stanley

The foregoing fees and rates assume that processing will be in accordance with Morgan Stanley’s standard protocols for the services. Additional charges may apply for additional or custom services or processing.